MEMORANDUM
TO:	Elisabeth Bentzinger U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 23, 2015
SUBJECT:
Supplemental response to comments on certain initial registration statements (the "Registration Statements") filed on Form N-14 on January 16, 2015 relating to mergers for separate series of the Curian Variable Series Trust ( "Registrant")
File Nos: 333-201570; 333-201571; and 333-201567

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) supplemental comments to the above referenced Registration Statements received via telephone on February 20, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Please refile the Tandy Representation Letters to reflect the following statement:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has refiled all of the Tandy Representation Letters, as appropriate.

b.
Please confirm that although the Registrant is using 2013 expense numbers in the expense tables and expense examples to the Registration Statements, that those figures reflect any subsequent significant changes.

RESPONSE: The Registrant confirms that the expense tables and expense examples have been restated to reflect subsequent significant changes to the fees.

It is the Registrant's intention to respond fully to the Commission Staff's additional comments, and believes that the responses above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

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